3/11/03

SEC MAIL PROCESSING RECEIVED
FEB 26 2003
WASH, D.C. 155 SECTION

SECL 03012257 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FARM FAMILY FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

344 ROUTE 9W
(No. and Street)

Glenmont (City) NY (State) 12077 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher M. Briggs 518: 431-5017
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

One Financial Plaza (Address) Hartford (City) CT (State) 06103-2608 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

OATH OR AFFIRMATION

I, Christopher M. Briggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FARM FAMILY FINANCIAL SERVICES, INC., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christopher M Briggs
Signature

President
Title

Jamie H. Gearon
Notary Public

JAMIE H. GEARON
Notary Public, State of New York
Qual. in Schenectady Co. No. 02GE4994491
Commission Expires April 6, 20 06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Table of Contents

KPMG

One Financial Plaza
Hartford, CT 06103-2608

Independent Auditors' Report

The Board of Directors
Farm Family Financial Services, Inc.

We have audited the accompanying statements of financial condition of Farm Family Financial Services, Inc. (a wholly-owned subsidiary of Farm Family Holdings, Inc.) (the "Company") as of December 31, 2002 and 2001 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information, contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 7, 2003

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Statements of Financial Condition

December 31, 2002 and 2001

Assets		**2002**	**2001**
Cash	$	92,847	89,338
Commissions receivable		498	705
Receivable from parent under tax sharing arrangement		14,360	14,570
Deferred tax asset		—	655
Prepaid expenses		3,389	3,137
Total assets	$	111,094	108,405
Liabilities and Stockholder's equity			
Liabilities:			
Payable to affiliates	$	12,250	11,533
Other payables		25	141
Total liabilities		12,275	11,674
Stockholder's equity:			
Common stock, $.01 par value, 200 shares authorized, 100 shares issued and outstanding		1	1
Additional paid in capital		124,999	124,999
Accumulated deficit		(26,181)	(28,269)
Total stockholder's equity		98,819	96,731
Total liabilities and stockholder's equity	$	111,094	108,405

See accompanying notes to financial statements.

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Statements of Operations

For the years ended December 31, 2002 and 2001

		2002	2001
Revenues:			
Management fees	$	—	28,508
Commissions		37,330	39,212
Total		37,330	67,720
Expenses:			
Management services		27,000	26,256
Audit fees		5,052	5,250
Insurance		824	1,045
Licensing		3,359	4,125
		36,235	36,676
Net income before income tax (benefit) expense		1,095	31,044
Income tax (benefit) expense		(993)	11,840
Net income	$	2,088	19,204

See accompanying notes to financial statements.

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Statements of Changes in Stockholder's Equity

For the years ended December 31, 2002 and 2001

		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2000	$	1	124,999	(47,473)	77,527
Net income		—	—	19,204	19,204
Balance, December 31, 2001	$	1	124,999	(28,269)	96,731
Net income		—	—	2,088	2,088
Balance, December 31, 2002	$	1	124,999	(26,181)	98,819

See accompanying notes to financial statements.

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Statements of Cash Flows

For the years ended December 31, 2002 and 2001

		2002	2001
Cash flow from operating activities:			
Net income	$	2,088	19,204
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Deferred income taxes		865	10,340
Decrease in receivables		207	10,298
(Increase)decrease in prepaid expenses		(252)	345
(Decrease) increase in payables affiliates		717	(3,990)
Decrease in other payables		(116)	(184)
Total adjustments		1,421	16,809
Net cash provided by operating activities		3,509	36,013
Cash, beginning of period		89,338	53,325
Cash, end of period	$	92,847	89,338
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Income taxes	$	—	1,500

See accompanying notes to financial statements.

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Notes to Financial Statements

December 31, 2002 and 2001

(1) Summary of Significant Accounting Policies

(a) Organization

Farm Family Financial Services, Inc. (the "Company") is a wholly-owned subsidiary of Farm Family Holdings, Inc., (the "Holding Company") which is the parent of Farm Family Casualty Insurance Company ("Farm Family Casualty"), Farm Family Life Insurance Company ("Farm Family Life"), and United Farm Family Insurance Company. The Company is a member of the National Association of Securities ("NASD"), a self-regulatory association for broker dealers.

On October 31, 2000, Farm Family Holdings, Inc. and its subsidiaries entered into an agreement and plan of merger with American National Holdings, Inc., a wholly-owned subsidiary of American National Insurance Company ("ANICO"). The merger transaction was consummated on April 10, 2001, at which time Farm Family Holdings, Inc. and its subsidiaries, including Farm Family Financial Services, Inc., became wholly-owned subsidiaries of ANICO.

(b) Revenues

Commissions represent commissions received from an unaffiliated broker dealer. The Company receives a percentage of the commissions generated by agents of the Company's affiliated insurance companies who become registered as representatives of the unaffiliated broker dealer as a result of referral by the Company. Commission fee revenue is recognized when earned.

Management fees are derived from investment management advisory services provided to manage the common stock portfolios of the Company's affiliates, Farm Family Casualty and Farm Family Life. The Company terminated its investment management advisory services agreement with Farm Family Casualty and Farm Family Life in 2001.

(c) Expenses

Management, employees, and administrative services are provided to the Company by its affiliate, Farm Family Casualty, pursuant to a Management Services Agreement. The Company pays a monthly fee based upon the estimated usage for the offices, employees and administrative services provided by its affiliate.

(d) Income Taxes

Effective January 1, 2002, the Company along with the Holding Company, will be included in the consolidated federal and state income tax returns filed by ANICO. Previously, the Company was included in the consolidated federal and state income tax returns filed by the Holding Company. The Holding Company charges or credits the Company for the portion of the consolidated income tax expense attributable to the Company's stand-alone operations, based on income for financial reporting purposes. The tax (benefit) expense allocated to the Company in 2002 and 2001 was computed at the combined Federal and state statutory tax rate applicable to ANICO's and the Holding Company's consolidated tax groups, respectively. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities and the enacted tax rates. For both periods the method of allocation to the companies, included in the consolidated returns, was subject to a written agreement.

(Continued)

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Notes to Financial Statements

December 31, 2002 and 2001

(e) ***Cash***

Cash consists of cash in banks.

(f) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) ***Reclassifications***

Amounts in the prior year's financial statements are reclassified whenever necessary to conform with the current year's presentation.

(2) Income Taxes

The components of income tax expense for the years ended December 31, 2002 and 2001 are as follows:

		2002	**2001**
Current expense (benefit)	$	(1,858)	1,500
Deferred expense (benefit)		865	10,340
Total	$	(993)	11,840

The components of the deferred tax assets at December 31, 2002 and 2001 are as follows:

		2002	**2001**
Organization costs	$	—	655
Net deferred tax asset	$	—	655

A reconciliation of the differences between the Company's effective tax rate and the United States statutory federal income tax rate are as follows:

	2002	**2001**
Statutory U.S. federal income tax rate	35.00 %	35.00 %
State income tax, net of federal benefits	(110.31)	3.14
Prior year true up	(15.37)	—
Effective tax rate	(90.68) %	38.14 %

(Continued)

The Company has a receivable from parent of $14,360 at December 31, 2002 and $14,570 at December 31, 2001 related to the tax arrangement with the Holding Company. This receivable represents a net operating loss carryforward which was generated by the Company and utilized by the Holding Company in the consolidated tax return. Recovery of the assets from the Holding Company is dependent on future taxable profits exceeding profits arising from existing taxable temporary differences. Management believes that it is more likely than not that the tax recoverable is realizable due to future taxable income. Additionally, the Holding Company has expressed its intent to fund this receivable in the future regardless of the Company's future taxable income.

(3) Related Party Transactions

The Company has a Management Services Agreement with its affiliate, Farm Family Casualty, wherein Farm Family Casualty provides offices, employees, and administrative services to the Company for an annual fee based on the estimated actual cost of services provided to the Company. The Company incurred fees of $27,000 and $26,256 in 2002 and 2001, respectively, pursuant to the Management Services Agreement.

The Company managed the common stock portfolios of its affiliates Farm Family Life and Farm Family Casualty pursuant to investment advisory services agreements. These agreements were terminated effective September 30, 2001. Farm Family Life and Farm Family Casualty each paid fees to the Company based on the market value of the assets managed. The Company recognized management fee revenues of $28,508 in 2001 under these agreements.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital, as defined, of $81,070, which was $76,070 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .15 to 1.0 at December 31, 2002.

(5) Commitments and Contingent Liabilities

Management of the Company, after consultation with legal counsel, believes that there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition or results of operations.

Schedule 1

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2002

Net Capital		
Total stockholder's equity qualified for net capital	$	98,819
Deductions and/or charges:		
Non-allowable assets:		
Receivable from parent under tax sharing arrangement		(14,360)
Prepaid expenses		(3,389)
		(17,749)
Net Capital	$	81,070
Aggregate Indebtedness		
Items included in the statements of financial condition:		
Payable to affiliates		12,250
Other payables		25
Total aggregate indebtedness	$	12,275
Computation of Basic Net Capital Requirement		
6-2/3% of aggregate indebtedness	$	819
Minimum net capital requirement		5,000
Excess net capital over minimum net capital requirement		76,070
Excess net capital at 1000%*	$	79,842

* Calculated as net capital - (total aggregate indebtedness x 10%)

Note: There are no material differences between the Company's computation of net capital as filed in the amended Form X-17A-5 (FOCUS Report filed quarterly by the Company) and the above schedule as of December 31, 2002.

Schedule 2

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2002

Credit balances	$	—
Debit balances		—
Reserve computation:		
Excess of total debits over total credits		—
Required deposit	$	NONE

Note: There is no material difference between the Company's computations of reserve requirements as filed in the amended Form X-17A-5 (FOCUS report filed quarterly by the Company) and the above schedule.

Schedule 3

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2002

For the year ended December 31, 2002, the Company was exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, as the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers.